Exhibit 99.4

ASML Holding N.V.
Statutory Interim Report
for the six-month period ended July 4, 2021

Special note regarding forward-looking statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results, including expected net sales, free cash flow, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, expected growth in net sales, system bookings, backlog, expected trends in Logic and Memory demand and sales, EUV coverage for 2021, revenue opportunity for 2025, expected shipments of systems and revenue recognition, long term growth opportunities, expected capacity, future growth outlook, long term demand drivers, expected benefits and performance of systems and applications, expanding end market trends, expected trends in the semiconductor industry, growth opportunities and drivers, expected increase in output and expected increase trends in EUV and DUV sales and supply chain capacity, the expectation of higher sales growth from increased output capacity and supply chain revenue opportunity, plans and strategies, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, product roadmaps, statements and intentions with respect to dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends and statements with respect to the 2021-2023 share buyback program including the amount of shares intended to be repurchased under the program from 2021 to 2023. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on the global economy and financial markets, as well as on ASML and its customers and suppliers, and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including the risk of delays in system production and supply chain capacity and disruptions, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

ASML Statutory Interim Report 2021

ASML Holding N.V.
Statutory Interim Report
for the six-month period ended July 4, 2021

Table of contents

5	Interim management report
11	Managing directors’ statement
12	Condensed consolidated interim financial statements
13	Condensed consolidated statement of profit or loss
14	Condensed consolidated statement of comprehensive income
15	Condensed consolidated statement of financial position
16	Condensed consolidated statement of changes in equity
17	Condensed consolidated statement of cash flows
18	Notes to the Condensed consolidated interim financial statements
24	Other information
27	Definitions

A definition or explanation of all abbreviations, technical terms and other terms used throughout this Statutory Interim Report can be found in the chapter Definitions.
This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
In this report the name ‘ASML’ is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries, as the context may require.
© 2021, ASML Holding N.V. All Rights Reserved
ASML Statutory Interim Report 2021

Introduction
On July 21, 2021, we published our Statutory Interim Report for the six-month period ended July 4, 2021. This includes the Interim management report, a Managing directors’ statement and Condensed consolidated interim financial statements prepared in accordance with IAS 34 as adopted by the European Union.
We also published our 2021 second-quarter results in accordance with US GAAP on July 21, 2021.
This Statutory Interim Report for the six-month period ended July 4, 2021, including the Condensed consolidated interim financial statements, have not been audited or reviewed by an external auditor.
Our company
We are a global innovation leader in the chip industry. We provide chipmakers with hardware, software and services to mass produce patterns on silicon with the highest possible level of fidelity, we call this holistic lithography. What we do increases the value and lowers the cost of a chip, which advances us all towards a smarter, more connected world.
Headquartered in Europe’s top tech hub, the Brainport Eindhoven region in the Netherlands, we are a global team of 29,386 people with 119 different nationalities, based in over 60 locations across 3 continents.
Our purpose
For all the ways we have moved forward as a society, the world faces crucial challenges for the future. We must change how we think and act on themes that impact everyone, like energy use, climate change, mobility and access to healthcare and nutrition.
At ASML, our purpose is to help the chip industry in its' unique position to tackle these challenges. From artificial intelligence to a vast internet of things, microchips are at the heart of modern technology. So whether it’s transitioning to sustainable energy, improving global health, increasing the safety and efficiency of transport, tackling pollution, bridging the digital divide, or feeding eight billion people without exhausting the earth’s resources. Our vision is that we will enable the groundbreaking technology that will help solve some of humanity’s toughest challenges.
As the innovation leader that makes vital systems for chip manufacturing, we are proud to not only be a part of these solutions, but also the ones who are making them possible. We can only play this role if we continue to challenge the status quo, tap into the collective knowledge of our global ecosystem and create an environment where people can contribute, learn and grow. At ASML, we believe our purpose is to unlock the potential of people and society by pushing technology to new limits.
The long-term growth of the semiconductor industry is based on the principle that the energy, cost and time required for electronic computations can be reduced by shrinking transistors on microchips. One of the main drivers of shrink is the resolution that systems can achieve, which is mainly determined by the wavelength of the light used and the numerical aperture of the optics. A shorter wavelength – like a finer brush used for painting – can print smaller features. A larger numerical aperture can focus the light more tightly, which also leads to better resolution. To enable shrink, what we do – lithography – is key.
As such, we are a focused supplier of holistic lithography solutions to all of the world’s major chipmakers. Our mission, together with our partners, is to provide leading patterning solutions that drive the advancement of microchips. We put our innovations in the hands of chipmakers as quickly as possible by engineering in parallel, not sequentially, while ensuring their quality, reliability, manufacturability, and serviceability.
ASML operations update
The COVID-19 crisis has accelerated digitalization worldwide which has led to a strong increase in demand for chips. The entire semiconductor industry, including ASML, is doing everything in its power to address the current shortage and to increase manufacturing capacity. For example, in addition to purchasing more systems, our customers have pulled forward demand for our productivity enhancement packages, software upgrades which provide the most effective and efficient way to increase wafer output as it can be installed quickly. We have also seen countries push for ‘technological sovereignty’ and an increase in capital intensity. This has resulted in a significant increase in demand in the first half of 2021. The chips will support the build-up of the digital infrastructure with secular growth drivers such as 5G, Artificial Intelligence and High-Performance Computing solutions. These drivers fuel demand for advanced and mature nodes in Logic and Memory. These factors led to significant revenue and gross profit growth compared to the first half of 2020.
We were able to retain a very healthy balance sheet and a strong cash position. The expected cash generation enables the opportunity for continuation of significant share buybacks. As part of ASML's financial policy to return excess cash to its shareholders through growing dividends and share buybacks, ASML announces a new share buyback program which will start on July 22, 2021 and is to be executed by 31 December 2023. As part of this program, ASML intends to repurchase shares up to an amount of €9 billion, of which we expect a total of up to 0.45 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. The new program will replace the previous €6 billion share buyback program 2020-2022, under which ASML has repurchased approximately 11.7 million shares for an approximate amount of €5.2 billion, and which will not be completed for the full amount in light of the new share buyback program.
ASML Statutory Interim Report 2021

We have seen no major disruptions to our business due to the COVID-19 pandemic since 2020. Taking into account local COVID-19 regulations and restrictions, we have been able to source our products, ship our systems, complete installs and upgrades as well as service our customers. This is due to the engagement and commitment of our people. We secured our product roadmap and successfully introduced new products and supported installed base during this period of accelerated digitalization. We were able to find solutions for temporary disruptions in our supply chain by means of alternative sourcing. Our manufacturing capability remained strong, while quarantine requirements and travel restrictions were in place.
We continue to take the necessary steps during the COVID-19 crisis for the safety of our employees, the community and our customers, as well as the necessary risk mitigation. Per country, we are closely monitoring and following-up the developments in and (if possible) easing of COVID-19 restrictions due to the impact of national vaccination programs. We remain vigilant and take the necessary steps to ensure the safety of our employees and the continuity of our business.
Six-month operating results of 2021 compared to 2020
Set forth below are the Condensed consolidated statement of profit or loss data on a semi-annual basis for the first half of 2020 and 2021 (in accordance with EU-IFRS):

For the six-month period ended (€, in millions)	Unaudited June 28, 2020	% of total net sales	Unaudited July 4, 2021	% of total net sales	Unaudited % change 2021 vs 2020
Net system sales	4,022.6	69.8	6,078.4	72.5	51.1
Net service and field option sales	1,743.7	30.2	2,305.7	27.5	32.2
Total net sales	5,766.3	100.0	8,384.1	100.0	45.4

Cost of system sales	(2,246.6)	(39.0)	(3,093.4)	(36.9)	37.7
Cost of service and field option sales	(1,021.8)	(17.7)	(1,114.2)	(13.3)	9.0
Total cost of sales	(3,268.4)	(56.7)	(4,207.6)	(50.2)	28.7

Gross profit	2,497.9	43.3	4,176.5	49.8	67.2

Research and development costs	(784.5)	(13.6)	(936.0)	(11.2)	19.3
Selling, general and administrative costs	(261.9)	(4.5)	(340.2)	(4.1)	29.9
Operating income	1,451.5	25.2	2,900.3	34.5	99.8

Finance income	5.7	0.1	5.1	0.1	(10.5)
Finance costs	(24.2)	(0.4)	(27.0)	(0.3)	11.6
Income before income taxes	1,433.0	24.9	2,878.4	34.3	100.9

Income tax expense	(213.4)	(3.7)	(431.1)	(5.1)	102.0
Income after income taxes	1,219.6	21.2	2,447.3	29.2	100.7

Profit from investments in associates	43.0	0.7	26.4	0.3	(38.6)
Net income	1,262.6	21.9	2,473.7	29.5	95.9
The following table shows a summary of key financial figures on a semi-annual basis for the first half of 2020 and 2021:

For the six-month period ended (€, in millions, unless otherwise indicated)	Unaudited June 28, 2020	Unaudited July 4, 2021	Unaudited % change 2021 vs 2020
Sales
Total sales of lithography systems (in units) [1]	118	148	25.4
Total sales of new lithography systems (in units) [1]	106	142	34.0
Total sales of used lithography systems (in units) [1]	12	6	(50.0)
Liquidity
Cash and cash equivalents	3,499.1	5,186.6	48.2
Short-term investments	941.2	186.7	(80.2)
Net cash provided by (used in) operating activities	126.7	2,980.1	2252.1
1.Lithography systems do not include metrology and inspection systems.

ASML Statutory Interim Report 2021

Total net sales
Total net sales for the first half of 2021 increased by 45.4% to €8.4 billion compared to €5.8 billion for the first half of 2020. The increase, driven by the global chip shortage, the acceleration of the digital infrastructure, the push for ‘technological sovereignty’ and an increase in capital intensity, is seen through higher sales volumes across each technology, as well as growth in our service and field options business. With regards to new lithography systems, we recognized revenue for 126 DUV and 16 EUV systems in the first half of 2021, compared to 97 DUV and 9 EUV systems in the first half of 2020.
Due to current market conditions, customers ask us to expedite certain deliveries of our systems by shipping the systems before the Factory Acceptance Tests (FAT). As a result of shipping without FAT, recognition of revenue for these systems is delayed until acceptance after successful installation. This resulted in 2 EUV systems and 1 DUV system being shipped in the first half of 2021 for which revenue recognition is expected in the second half of 2021. In the first half of 2020, 4 EUV systems were shipped without FAT for which revenue was recognized in the second half of 2020.
The increase in net service and field option sales is mainly driven by the sales of productivity enhancement packages to increase customers wafer output as quickly as possible in the current high semiconductor demand environment, in combination with a growing installed base.
Gross profit
Gross profit as a percentage of total net sales increased from 43.3% in the first half of 2020 to 49.8% in first half of 2021, both in system sales and service and field options sales. The increase in gross profit on system sales is mainly driven by higher volumes, while the increase in gross profit on service and field option sales relates to higher software upgrade sales combined with improved service profitability.
Research and development costs
R&D investments for the first half of 2021 of €1,257.2 million (2020: €1,110.9 million), comprised of R&D costs net of credits of €936.0 million (2020: €784.5 million) and capitalization of development expenditures of €321.2 million (2020: €326.4 million).
The increase in investments is in line with our roadmap to continue enhancing EUV high-volume manufacturing, as well as our continued investments into the future, through the development of High-NA. In the first half of 2021, R&D investments were primarily focused on programs supporting our holistic lithography solutions in EUV, DUV and Applications. In the first half of 2021, R&D activities mainly related to:
•EUV - Continued investments into EUV high-volume manufacturing, finalizing the development of the NXE:3600D, and further improving availability and productivity of our installed base systems. In addition, our roadmap includes High-NA, our next generation 0.55NA systems to support our customers with 2 nm logic and beyond followed by memory nodes at similar density.
•DUV - Ramp-up of our latest generation immersion system NXT:2050i and development and ramp-up of the dry system XT:860N. Continue developments for the next generation scanners, NXT:2100i for most high-end applications, and NXT:870 for break-through productivity in the KrF dry market. Productivity improvements continue to be developed to boost wafer-per-day at customer’s installed base.
•Applications - Continued investment in Single Beam Inspection, E-Beam Metrology and Optical Metrology (Yieldstar ADI and IDM solutions). In addition, securing our Multibeam Inspection roadmap and continuously expanding our investment in the holistic software applications space.
Selling, general and administrative costs
Selling, general and administrative costs increased to €340.2 million for the first half of 2021 compared to the first half of 2020 (€261.9 million), due to an increase in the number of employees and investments in digitalization to support our growth. However, our focus on efficiency has led to a reduction of selling, general and administrative costs as a percentage of net sales from 4.5% to 4.1%.
Reconciliation of net income in accordance with US GAAP and EU-IFRS
The Condensed consolidated interim financial statements for the six-month period ended July 4, 2021 have been prepared in accordance with IAS 34. ASML primary disclosure on performance to stakeholders is in accordance with US GAAP. The overview below therefore contains a reconciliation of net income in accordance with US GAAP towards net income in accordance with EU-IFRS:

For the six-month period ended (€, in millions)	Unaudited June 28, 2020	Unaudited July 4, 2021
Net income in accordance with US GAAP	1,141.6	2,369.6
Capitalization of development expenditures and related amortization, net of tax	101.4	85.5
Income taxes	19.6	18.6
Net income in accordance with EU-IFRS	1,262.6	2,473.7

ASML Statutory Interim Report 2021

Risk factors
In conducting our business, we face many risks that may interfere with our business objectives. It is important to understand the nature of these risks. We assess our risks by using the ASML risk universe. The risk categories relate to the Risk factors as presented in detail in our 2020 Annual Report, and are summarized below. Any of these risks and events or circumstances described therein may have a material adverse effect on our business, financial condition, results of operations and reputation. These risks are not the only ones that we face. Some risks may not yet be known to us, and certain risks we do not currently believe to be material could become material in the future. Many of the risks may be exacerbated by the COVID-19 pandemic, global measures taken in response, and any worsening of the global business and economic conditions resulting from the pandemic.
Strategy and products
•Our future success depends on our ability to respond timely to commercial and technological developments in the semiconductor industry Risk category: Business Model, Innovation
•The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs Risk category: Roadmap execution, Innovation
•We face intense competition Risk category: Competition
•The semiconductor industry can be cyclical and we may be adversely affected by any downturn Risk category: Industry cycle risk
•We derive most of our revenues from the sale of a relatively small number of products Risk category: Business model, Product portfolio
•Failure to adequately protect the intellectual property rights, trade secrets or other confidential information could harm our business Risk category: Intellectual property rights
•Defending against intellectual property claims brought by others could harm our business Risk category: Intellectual property rights
•We are exposed to economic and political developments in our international operations Risk category: Political
•We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire Risk category: Merger & acquisition
•We may not be able to achieve our Environmental, Social, Governance (ESG) objectives or adapt and respond timely to emerging ESG expectations and regulations Risk category: climate change, Product stewardship
Finance and reporting
•We are exposed to treasury risks, including liquidity risk, interest rate risk, credit risk and foreign exchange risk Risk category: Liquidity, Interest rate, Counterparty credit, Foreign exchange
Partners
•Our success is highly dependent on the performance of a limited number of critical suppliers of single-source key components Risk category: Supply chain disruption, Supplier strategy and performance
•A high percentage of net sales is derived from a few customers Risk category: Customer dependency
People
•Our business and future success depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees Risk category: Human resource, Knowledge management, Organizational effectiveness
Operations
•We may face challenges in managing the industrialization of our products and bringing them to high-volume production Risk category: Product industrialization
•We are dependent on the continued operation of a limited number of manufacturing facilities Risk category: Continuity of own operation
•The nature of our operations exposes us to health, safety, and environment risks Risk category: Environment, health and safety
•Cybersecurity and other security incidents, or other disruptions in our information technology systems, could materially adversely affect our business operations Risk category: Information security, Information technology
Legal and compliance
•We are subject to increasingly complex regulatory and compliance obligations Risk category: Violation of laws and regulations
•Changes in taxation could affect our future profitability Risk category: Violation of laws and regulations
Other risk factors
•The COVID-19 pandemic may impact our operations
•Restrictions on shareholder rights may dilute voting power
•We may not declare cash dividends and conduct share buyback programs at all or in any particular amounts in any given year

We assessed the current risks and believe that the risks identified are in line with those presented in our 2020 Annual Report.
ASML Statutory Interim Report 2021

2021 second half outlook
Operational Outlook
The demand continues to be high across all market segments and our product portfolio. We saw growth in both Logic and Memory markets, which is a reflection of our customers' drive to innovate and continue to invest in future and current technology nodes. With significant work from home and remote learning activities continuing, segments such as data center and communication infrastructure continue to be strong. Our customers indicate they see continued strength in end markets requiring advanced and mature nodes and this is reflected in our stable demand.
In Logic, customers continue to ramp advanced technology nodes, 7/5nm, in support of the buildup of the digital infrastructure, driving end market applications such as 5G, AI and high performance compute requiring leading edge equipment, which have longer lead times and qualification schedules. We expect Logic demand to remain healthy, which continues to drive demand for EUV systems, as well as our other products.
In Memory, customers are continuing to indicate they are seeing signs of recovery driven by healthy demand in data centers and expectations of improved demand in consumer electronics. Increasing lithography utilization levels support this view and as a result, we see additional demand in the second half of the year.
Financial Outlook
Net sales are expected to grow by around 35% in 2021 compared to last year.
ASML Statutory Interim Report 2021

Managing directors’ statement
The Board of Management hereby declares that, to the best of its knowledge, the Condensed consolidated interim financial statements are prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, and provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Interim management report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

The Board of Management,
Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management
Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management
Roger J.M. Dassen, Executive Vice President and Chief Financial Officer
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Christophe D. Fouquet, Executive Vice President EUV

Veldhoven, July 21, 2021

ASML Statutory Interim Report 2021

Condensed consolidated interim financial statements

Condensed consolidated statement of profit or loss

For the six-month period ended (€, in millions, except per share data)	Notes	Unaudited June 28, 2020	Unaudited July 4, 2021
Net system sales	2, 3	4,022.6	6,078.4
Net service and field option sales		1,743.7	2,305.7
Total net sales	3	5,766.3	8,384.1

Cost of system sales		(2,246.6)	(3,093.4)
Cost of service and field option sales		(1,021.8)	(1,114.2)
Total cost of sales		(3,268.4)	(4,207.6)

Gross profit		2,497.9	4,176.5

Research and development costs		(784.5)	(936.0)
Selling, general and administrative costs		(261.9)	(340.2)
Operating income		1,451.5	2,900.3

Finance income		5.7	5.1
Finance costs		(24.2)	(27.0)
Income before income taxes		1,433.0	2,878.4

Income tax expense	6	(213.4)	(431.1)
Income after income taxes		1,219.6	2,447.3

Profit from investments in associates		43.0	26.4
Net income		1,262.6	2,473.7

Basic net income per ordinary share	9	3.02	5.98
Diluted net income per ordinary share	9	3.01	5.98

Weighted average number of shares outstanding	9	418.5	413.4
Diluted weighted average number of shares	9	419.2	414.0

ASML Statutory Interim Report 2021

Condensed consolidated statement of comprehensive income

For the six-month period ended (€, in millions)	Unaudited June 28, 2020	Unaudited July 4, 2021
Net income	1,262.6	2,473.7

Other comprehensive income:
Proportionate share of other comprehensive income from associates	(0.1)	0.2

Foreign currency translation, net of taxes:
Gain (loss) on foreign currency translation and effective portion of hedges	(12.3)	26.6

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	(1.7)	3.6
Transfers to net income	(1.7)	17.2
Other comprehensive income, net of taxes [1]	(15.8)	47.6

Total comprehensive income, net of taxes	1,246.8	2,521.3
Attributable to equity holders	1,246.8	2,521.3
1.All items in accumulated other comprehensive income as of July 4, 2021 will be reclassified subsequently to profit or loss when specific conditions are met. These items include our accumulated proportionate share of other comprehensive income from associates of €26.7 million loss (June 28, 2020: €25.7 million loss), the hedging reserve balance of €1.6 million loss (June 28, 2020: €2.3 million loss) and the currency translation reserve balance of €59.2 million gain (June 28, 2020: €129.8 million gain).

ASML Statutory Interim Report 2021

Condensed consolidated statement of financial position
(Before appropriation of net income)

(€, in millions)	Notes	December 31, 2020	Unaudited July 4, 2021
Assets
Finance receivables, net		400.5	6.2
Deferred tax assets	6	807.4	917.1
Other assets		827.7	913.1
Derivative financial instruments	10	123.8	103.3
Investments in associates		820.6	864.9
Goodwill		4,650.6	4,577.0
Intangible assets, net		2,653.7	2,694.0
Property, plant and equipment, net		2,470.3	2,609.4
Right-of-use assets		344.9	325.6
Total non-current assets		13,099.5	13,010.6

Cash and cash equivalents	4, 10	6,049.4	5,186.6
Short-term investments	4, 10	1,302.2	186.7
Accounts receivable, net		1,310.3	2,782.0
Finance receivables, net		1,710.5	1,637.4
Contract assets		119.2	178.9
Current tax assets	6	67.3	608.2
Inventories, net		4,569.4	5,086.3
Other assets		599.9	659.3
Derivative financial instruments	10	39.0	42.7
Held for sale assets	8	0.0	150.2
Total current assets		15,767.2	16,518.3

Total assets		28,866.7	29,528.9

Equity and liabilities

Shareholders’ equity		15,300.9	13,639.7

Long-term debt		4,662.8	4,619.9
Deferred and other income tax liabilities	6	401.9	414.7
Contract liabilities		1,639.9	1,860.2
Accrued and other liabilities		257.5	240.3
Total non-current liabilities		6,962.1	7,135.1

Accounts payable		1,378.1	1,886.8
Accrued and other liabilities		1,126.0	1,319.2
Derivative financial instruments	10	20.0	3.4
Current tax liabilities	6	110.0	19.6
Current portion of long-term debt		15.4	6.8
Contract liabilities		3,954.2	5,471.7
Held for sale liabilities	8	0.0	46.6
Total current liabilities		6,603.7	8,754.1

Total equity and liabilities		28,866.7	29,528.9
ASML Statutory Interim Report 2021

Condensed consolidated statement of changes in equity
(Before appropriation of 2021 net income)

(€, in millions)	Share Capital [1]	Share Premium	Treasury Shares at Cost	Retained Earnings	Other Reserves [2]	Net Income	Total
Balance at January 1, 2020	38.2	4,242.1	(1,019.6)	6,514.9	1,520.2	2,581.1	13,876.9

Prior year net income	—	—	—	2,581.1	—	(2,581.1)	—
Components of comprehensive income:
Net income	—	—	—	—	—	1,262.6	1,262.6
Share of OCI from associate	—	—	—	—	(0.1)	—	(0.1)
Foreign currency translation	—	—	—	—	(12.3)	—	(12.3)
Gain (loss) on financial instruments	—	—	—	—	(3.4)	—	(3.4)
Total comprehensive income	—	—	—	—	(15.8)	1,262.6	1,246.8
Purchases of treasury shares	—	—	(507.5)	—	—	—	(507.5)
Cancellation of treasury shares	—	—	—	—	—	—	—
Share-based payments	—	37.4	—	—	—	—	37.4
Issuance of shares	—	(45.1)	80.1	(15.4)	—	—	19.6
Dividend paid	—	—	—	(564.8)	—	—	(564.8)
Development expenditures	—	—	—	(119.7)	119.7	—	—
Balance at June 28, 2020 (unaudited)	38.2	4,234.4	(1,447.0)	8,396.1	1,624.1	1,262.6	14,108.4

Components of comprehensive income:
Net income	—	—	—	—	—	2,434.2	2,434.2
Share of OCI from associate	—	—	—	—	(1.2)	—	(1.2)
Foreign currency translation	—	—	—	—	(62.8)	—	(62.8)
Gain (loss) on financial instruments	—	—	—	—	(19.9)	—	(19.9)
Total comprehensive income	—	—	—	—	(83.9)	2,434.2	2,350.3
Purchases of treasury shares	—	—	(700.0)	—	—	—	(700.0)
Cancellation of treasury shares	(0.7)	—	1,262.3	(1,261.6)	—	—	—
Share-based payments	—	25.5	—	—	—	—	25.5
Issuance of shares	0.1	(0.7)	21.5	(2.6)	—	—	18.3
Dividend paid	—	—	—	(501.6)	—	—	(501.6)
Development expenditures	—	—	—	(72.8)	72.8	—	—
Balance at December 31, 2020	37.6	4,259.2	(863.2)	6,557.5	1,613.0	3,696.8	15,300.9

Prior year net income	—	—	—	3,696.8	—	(3,696.8)	—
Components of comprehensive income:
Net income	—	—	—	—	—	2,473.7	2,473.7
Share of OCI from associate	—	—	—	—	0.2	—	0.2
Foreign currency translation	—	—	—	—	26.6	—	26.6
Gain (loss) on financial instruments	—	—	—	—	20.8	—	20.8
Total comprehensive income	—	—	—	—	47.6	2,473.7	2,521.3
Purchases of treasury shares	—	—	(3,625.0)	—	—	—	(3,625.0)
Cancellation of treasury shares	—	—	—	—	—	—	—
Share-based payments	—	57.1	—	—	—	—	57.1
Issuance of shares	—	(35.6)	63.1	(3.0)	—	—	24.5
Dividend paid	—	—	—	(639.1)	—	—	(639.1)
Development expenditures	—	—	—	(100.7)	100.7	—	—
Balance at July 4, 2021 (unaudited)	37.6	4,280.7	(4,425.1)	9,511.5	1,761.3	2,473.7	13,639.7
1.As of July 4, 2021, the number of issued shares was 419,497,488. This includes the number of issued and outstanding shares of 409,776,831 and the number of treasury shares of 9,720,657. As of December 31, 2020, the number of issued shares was 419,497,488. This includes the number of issued and outstanding shares of 416,514,034 and the number of treasury shares of 2,983,454. As of June 28, 2020, the number of issued shares was 425,659,881. This included the number of issued and outstanding shares of 418,386,510 and the number of treasury shares of 7,273,371.
2.Other reserves consist of our proportionate share of other comprehensive income from associates, the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.
ASML Statutory Interim Report 2021

Condensed consolidated statement of cash flows

For the six-month period ended (€, in millions)	Notes	Unaudited June 28, 2020	Unaudited July 4, 2021
Cash Flows from Operating Activities
Net income		1,262.6	2,473.7
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization [1]		450.1	451.2
Impairment and loss on disposal		3.9	6.4
Share-based compensation expense		27.7	57.1
Inventory reserves		78.5	78.4
Deferred tax expense (benefit)		(80.6)	(107.6)
Investments in associates [2]		(58.7)	(44.0)
Changes in assets and liabilities:
Accounts receivable		30.8	(1,505.3)
Finance receivables		(529.9)	467.3
Inventories		(887.7)	(452.3)
Other assets		(125.7)	(227.1)
Accrued and other liabilities		(130.8)	170.4
Accounts payable		880.2	545.7
Current tax assets and liabilities	6	(231.0)	(620.5)
Contract assets and liabilities		(562.7)	1,686.7
Net cash provided by (used in) operating activities		126.7	2,980.1

Cash Flows from Investing Activities
Purchase of property, plant and equipment [3]		(456.6)	(430.5)
Purchase of intangible assets		(344.1)	(335.4)
Purchase of short-term investments	10	(311.0)	(608.5)
Maturity of short-term investments	10	555.6	1,724.0
Proceeds from sale of subsidiaries		—	12.9
Net cash used in investing activities		(556.1)	362.5

Cash Flows from Financing Activities
Dividend paid	7	(564.8)	(639.1)
Purchase of treasury shares	7	(507.5)	(3,551.5)
Net proceeds from issuance of shares		19.6	24.5
Net proceeds from issuance of notes, net of issuance costs		1,486.3	—
Repayment of debt and finance lease obligations		(35.7)	(38.4)
Net cash used in financing activities		397.9	(4,204.5)

Net cash flows		(31.5)	(861.9)
Effect of changes in exchange rates on cash		(1.7)	(0.9)
Net increase (decrease) in cash and cash equivalents		(33.2)	(862.8)
Cash and cash equivalents at beginning of the year		3,532.3	6,049.4
Cash and cash equivalents at June 28, 2020 and July 4, 2021		3,499.1	5,186.6

Supplemental Disclosures of Cash Flow Information:
Non-cash portion of PP&E in investing activities		(64.8)	(13.9)
Interest received		4.6	5.0
Interest paid		(22.4)	(31.2)
Income taxes paid, net of refunds	6	(532.1)	(1,114.6)
1.Depreciation and amortization includes depreciation of property, plant and equipment, amortization of intangible assets, amortization of underwriting commissions and discount related to the bonds and credit facility.
2.Investments in associates includes the profit and dividends received from our investments in associates, as well as the capitalization of R&D and supply chain support funding.
3.For the six-month period ended July 4, 2021, an amount of €69.2 million (for the six-month period ended June 28, 2020: €90.8 million) of the purchase of property, plant and equipment relates to funding provided for facilities and tooling to our Investments in associates which is initially recognized as part of Other assets.
ASML Statutory Interim Report 2021

Notes to the Condensed consolidated interim financial statements
1. General information / summary of significant accounting policies
ASML, headquartered in Veldhoven, the Netherlands, focuses on the development, production, marketing and servicing of advanced semiconductor equipment. With a global team of 29,386 people from 119 different nationalities based in over 60 locations across 3 continents. ASML’s principal operations are in Europe, North America and Asia.
Our shares are listed for trading in the form of registered shares on Euronext Amsterdam and on NASDAQ. The principal trading market of our ordinary shares is Euronext Amsterdam.
The Condensed consolidated interim financial statements were authorized for issuance by the Board of Management on July 21, 2021 and have not been audited or reviewed by an external auditor.
Impact of COVID-19 on our business
The COVID-19 crisis has accelerated digitalization worldwide which has led to a strong increase in demand for chips. The entire semiconductor industry, including ASML, is doing everything in its power to address the current shortage and to increase manufacturing capacity. We have seen no major disruptions to our business due to the COVID-19 pandemic in the period covered by this report. Taking into account local COVID-19 regulations and restrictions, we have been able to source our products, complete installs and upgrades as well as service our customers. This is due to the engagement and commitment of our people. Per country, we are closely monitoring and following-up the developments in and (if possible) easing of COVID-19 restrictions due to the impact of national vaccination programs. We remain vigilant and take the necessary steps to ensure the safety of our employees and the continuity of our business.
See our Interim management report for a detailed discussion about the current impact of COVID-19 on ASML during the six months ended to July 4, 2021.
Basis of preparation
The Condensed consolidated interim financial statements for the six-month period ended July 4, 2021 have been prepared in accordance with IAS 34, "Interim Financial Reporting" as adopted by the European Union, and therefore do not include all the information and disclosures as required in our Annual Report. These financial statements should be read in conjunction with the 2020 Annual Report based on IFRS as adopted by the European Union (EU-IFRS) and the additional requirements of Article 362.9 of Book 2 of the Dutch Civil Code.
The Condensed consolidated interim financial statements are stated in millions of euros unless indicated otherwise.
Summary of significant accounting policies
The accounting policies adopted in the preparation of the Condensed consolidated interim financial statements are consistent with those applied in the preparation of the 2020 Annual Report based on EU-IFRS. We continue to monitor the effect of other standards (not yet) effective and (not yet) adopted by the EU.
Use of estimates
In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Condensed consolidated interim financial statements. The critical accounting judgments and key sources of estimation uncertainty are subject to volatility and uncertainty. Estimates and assumptions used in the preparation of the Condensed consolidated interim financial statements are considered consistent with those described in the 2020 Annual Report based on EU-IFRS.
ASML Statutory Interim Report 2021

2. Revenue from contracts with customers
Our revenue from contracts with customers, on a disaggregated basis, aligns with our reportable segment disclosures with the addition of disaggregation of net system sales per technology and per end-use.
In 2021, down payments have been sold through a factoring arrangement totaling €1.2 billion. The transfer is treated as an operating cash flow within the Condensed consolidated statement of cash flows.
Net system sales per technology were as follows:

For the six-month period ended	Unaudited Net system sales in units	Unaudited Net system sales in € millions
July 4, 2021
EUV	16	2,456.1
ArFi	40	2,440.4
ArF dry	11	228.6
KrF	66	661.6
I-line	15	66.2
Metrology & Inspection	93	225.5
Total	241	6,078.4

June 28, 2020
EUV	9	1,283.6
ArFi	33	1,830.6
ArF dry	13	244.3
KrF	45	427.7
I-line	18	75.3
Metrology & Inspection	69	161.1
Total	187	4,022.6

Net system sales per end-use were as follows:

For the six-month period ended	Unaudited Net system sales in units	Unaudited Net system sales in € millions
July 4, 2021
Logic	162	4,556.8
Memory	79	1,521.6
Total	241	6,078.4

June 28, 2020
Logic	124	2,667.7
Memory	63	1,354.9
Total	187	4,022.6

3. Segment disclosure
ASML has one reportable segment, for the development, production, marketing, sales, upgrading and servicing of advanced semiconductor equipment systems, consisting of lithography, metrology and inspection systems. Its operating results are regularly reviewed by the Chief Operating Decision Maker in order to make decisions about resource allocation and assess performance.
Management reporting includes net system sales figures of new and used systems, sales per technology and sales per end-use. For the sales per technology and end-use, see Note 2 Revenue from contracts with customers.
Net system sales for new and used systems were as follows:

For the six-month period ended (€, in millions)	Unaudited June 28, 2020	Unaudited July 4, 2021
New systems	3,919.7	6,035.0
Used systems	102.9	43.4
Net system sales	4,022.6	6,078.4
                                ASML Statutory Interim Report 2021

For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located.
Total net sales by geographic region were as follows:

For the six-month period ended (€, in millions)	Unaudited June 28, 2020	Unaudited July 4, 2021
Japan	148.9	228.7
Korea	1,910.8	3,301.7
Singapore	39.5	48.5
Taiwan	1,533.5	2,889.0
China	1,028.0	1,276.3
Rest of Asia	0.7	0.9
Netherlands	0.7	5.5
EMEA[1]	137.5	(18.4)
United States	966.7	651.9
Total	5,766.3	8,384.1
1.For the six-month period ended July 4, 2021 the EMEA region represents a negative value as we bought back two unused systems previously sold to a customer, which we counted for as a revenue reversal in first half of 2021.
4. Liquidity
We seek to ensure that our principal sources of liquidity will be sufficient to satisfy our liquidity requirements at all times. Our principal sources of liquidity consist of:

(€, in millions)	December 31, 2020	Unaudited July 4, 2021
Cash and cash equivalents	6,049.4	5,186.6
Short-term investments	1,302.2	186.7
Available credit facilities[1]	700.0	700.0
1.No amounts were outstanding under this credit facility as of July 4, 2021 and December 31, 2020.
In May 2021, the second and final 1-year extension option was exercised extending the maturity date of the €700.0 million committed credit facility from July 2025 to July 2026.
Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others to the uncertainties of the global economy, the bulky character of our business and the specific characteristics of the semiconductor industry as specified in the Risk factors section in the 2020 Annual Report based on EU-IFRS and in the 2021 Interim management report. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our other sources of liquidity are sufficient to satisfy our expected requirements, including our expected capital expenditures, research and development expenses and debt servicing. Our goal is to maintain a capital structure that targets a solid investment grade credit rating.
For considerations on dividends and share buybacks see: See Note 7 Dividends and share buyback.
5. Commitments, contingencies and guarantees
The nature, scale and scope of the commitments, contingencies and guarantees are in line with those disclosed in the 2020 Annual Report based on EU-IFRS.
6. Income taxes
Income tax expense is recognized based on management’s best estimate of the expected annualized income tax rate for the full financial year, as well as discrete items recognized in the first two quarters of 2021. Our effective tax rate for the six-month period ended July 4, 2021 is 15.0 percent, compared to 14.9 percent for the six-month period ended June 28, 2020. The delta in effective tax rate compared to 2020 is mainly driven by an increase in the Dutch innovation box rate in 2021 from 7% to 9%, though mainly offset by one-off items relating to adjustments on prior year taxes included in 2020.
7. Dividends and share buyback
In the Annual General Meeting of April 29, 2021, the proposal to adopt a final dividend payment of €1.55 per ordinary share, which, together with the interim dividend paid on November 13, 2020, lead to a total dividend for 2020 of €2.75 per ordinary share, was approved. As a result, a total dividend amount of €1,140.7 million was paid to our shareholders, split between an interim dividend payment of €501.6 million on November 13, 2020 and a final dividend payment of €639.1 million on May 12, 2021.
As part of ASML's financial policy to return excess cash to its shareholders through growing dividends and share buybacks, ASML announces a new share buyback program which will start on July 22, 2021 and is to be executed by 31 December 2023. As part of this program, ASML intends to repurchase shares up to an amount of €9 billion, of which we expect a total of up to 0.45 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. The new
                                ASML Statutory Interim Report 2021

program will replace the previous €6 billion share buyback program 2020-2022, under which ASML has repurchased approximately 11.7 million shares for an approximate amount of €5.2 billion, and which will not be completed for the full amount in light of the new share buyback program.
The share buyback program will be executed within the limitations of the existing authority granted by the Annual General Meeting of Shareholders (AGM) on April 29, 2021 and of the authority to be granted by future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.
8. Held for sale accounting and divestments
Management committed to a plan to sell parts of its non-core businesses acquired as part of the acquisition of Berliner Glas, resulting in the related assets and liabilities of the affected businesses being presented under Held for sale assets and Held for sale liabilities. As part of this plan, we completed the sale of the Berliner Glas' Technical Glas business unit as of April 30, 2021.
9. Net income per ordinary share
Basic net income per ordinary share is calculated by dividing net income by the weighted average number of ordinary shares outstanding for that period.
The dilutive effect is calculated using the treasury stock method by dividing net income by the weighted average number of ordinary shares outstanding for that period plus shares applicable to options and conditional shares (dilutive potential ordinary shares). The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares.
The basic and diluted net income per ordinary share has been calculated as follows:

For the six-month period ended (€, in millions, except per share data)	Unaudited June 28, 2020	Unaudited July 4, 2021
Net income	1,262.6	2,473.7

Weighted average number of shares outstanding	418.5	413.4
Basic net income per ordinary share	3.02	5.98

Weighted average number of shares outstanding	418.5	413.4
Plus shares applicable to options and conditional shares	0.7	0.6
Diluted weighted average number of shares	419.2	414.0
Diluted net income per ordinary share	3.01	5.98
10. Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:
•Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.
•Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
•Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.
Financial assets and financial liabilities measured at fair value on a recurring basis
Investments in money market funds (included in our Cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.
The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.
                                ASML Statutory Interim Report 2021

The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the net present value technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.
The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the net present value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.
Four of our outstanding Eurobonds, with a combined principal amount of €3 billion, serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. No hedging is applied for our bond offerings issued in 2020. The fair value changes of the interest rate swaps are recorded on the Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only.
The following tables present our financial assets and financial liabilities that are measured at fair value on a recurring basis:

Unaudited As of July 4, 2021 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments [1]	—	146.0	—	146.0
Money market funds [2]	1,763.1	—	—	1,763.1
Short-term investments [3]	—	186.7	—	186.7
Total	1,763.1	332.7	—	2,095.8
Liabilities measured at fair value
Derivative financial instruments [1]	—	3.4	—	3.4
Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	4,730.1	39.3	—	4,769.3

As of December 31, 2020 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments [1]	—	162.8	—	162.8
Money market funds [2]	3,841.9	—	—	3,841.9
Short-term investments [3]	—	1,302.2	—	1,302.2
Total	3,841.9	1,465.0	—	5,306.9
Liabilities measured at fair value
Derivative financial instruments [1]	—	20.0	—	20.0
Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	4,798.8	—	—	4,798.8
1.     Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2.     Money market funds are part of our cash and cash equivalents.
3.     Short-term investments consist of deposits with original maturities to the entity holding the investments longer than three months, but one year or less at the date of acquisition. These deposits are valued at amortized costs which is close to their fair value. Their fair value is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis
4.     Long-term debt mainly relates to Eurobonds.
There were no transfers between the levels of the fair value hierarchy during the first half of 2021 and the full year 2020.
Financial assets and financial liabilities that are not measured at fair value
The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments.
Money market and investment funds measurement
The money market and investment funds qualify as available for sale securities. The fair value is close to the carrying value due to short term nature and since related to investment with investment grade credit ratings. Allowances for credit losses and total unrealized gains and losses are close to nil. These money market funds can be called on a daily basis. Investments in money market funds are managed on a daily basis triggered through excess cash balances. Realized gain and losses on these money market funds are close to nil given low interest rates and high credit ratings. Costs of securities were close to nil. ASML does not have trading securities as of July 4, 2021.
Deposits measurement
The deposits as part of the short term investments and cash and cash equivalents qualify as securities held to maturity. The amortized cost value is close to the fair value and carrying value due to short term nature and since related to investment with investment grade credit ratings. Allowance for credit losses and total unrealized gains and losses are close to nil. Maturities are shorter than one year. No held to maturity securities were sold before expiration date.
                                ASML Statutory Interim Report 2021

Assets and liabilities measured at fair value on a non-recurring basis
For the six-month period ended July 4, 2021 and the year ended December 31, 2020, we had no significant fair value measurements on a non-recurring basis from regular business activities. We did not recognize any material impairment charges for goodwill and other intangible assets during the first half of 2021 and the first half of 2020.
11. Related party transactions
During the first half of 2021, there are no new related party relationships, as well as no significant or unusual related party transactions.
12. Subsequent events
Subsequent events were evaluated up to July 21, 2021 which is the date the Condensed consolidated interim financial statements included in this Statutory Interim Report for the six-month period ended July 4, 2021 were approved.
There are no subsequent events to report, which are not disclosed in this report.

Veldhoven, the Netherlands
July 21, 2021
Prepared by
The Board of Management:
Peter T.F.M. Wennink
Martin A. van den Brink
Roger J.M. Dassen
Frédéric J.M. Schneider-Maunoury
Christophe D. Fouquet
                                ASML Statutory Interim Report 2021

Financial calendar and investor relations
Financial calendar
September 29, 2021
ASML Investor Day 2021

October 20, 2021
Announcement of Third Quarter results for 2021
January 19, 2022
Announcement of Fourth Quarter and Annual Results for the year ended December 31, 2021
February 9, 2022
Publication of 2021 Annual Report
April 29, 2022
Annual General Meeting of Shareholders
Investor relations
ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual reports, quarterly releases and other information are also available on our website (www.asml.com).
ASML Statutory Interim Report 2021

ASML worldwide contact information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
United States Main Office
2650 W Geronimo Place
Chandler, AZ 85224
U.S.A.
Asia Main Office
Suites 3704-6, 37/F Tower Two, Times Square
1 Matheson Street
Causeway Bay, Hong Kong
Investor Relations
phone: +31 40 268 3938
email: investor.relations@asml.com

For additional contact information please visit www.asml.com.
ASML Statutory Interim Report 2021

Definitions

Name	Description
A
ADI	After Development Inspection
ArF	Argon fluoride
ArFi	Argon fluoride immersion
ASML	ASML Holding N.V. and / or any of its subsidiaries and / or any investments in associates
C
COVID-19	Coronavirus disease 2019
D
DRAM	Dynamic Random Access Memory
DUV	Deep ultraviolet
E
EMEA	Europe, the Middle East and Africa
EU	European Union
EU-IFRS	International Financial Reporting Standards as adopted by the European Union
Eurobond	A bond denominated in Euros
Euronext Amsterdam	Euronext Amsterdam N.V.
EUV lithography	A lithography technology that uses extreme ultraviolet light with a wavelength of 13.5 nm. This is currently the cutting edge of lithography, enabling technology nodes of 16 nm and beyond. It is used for only the most critical layers with the smallest features.
F
FAT	Factory acceptance test
H
High-NA	High numerical aperture – specifically a next-generation EUV lithography platform
Holistic lithography	The ability to optimize the entire microchip manufacturing process and enable affordable scaling in chip technology by integrating lithography systems with computational modeling and wafer metrology solutions (analyzing and controlling the manufacturing process in real time)
I
IAS	International Accounting Standards
IDM	Indevice Metrology
i-line	Light with a wavelength of 365 nm, generated by mercury vapor lamps and used in some lithography systems
Installed Base Management	Net service and field option sales
Internet of Things (IoT)	A network of physical objects embedded with sensors, actuators, electronics and software that allow the objects to collect and exchange data
K
KrF	Krypton fluoride
L
Logic	Integrated devices such as microprocessors, microcontrollers and GPUs. Also refers to companies that manufacture such devices.
M
Memory	Microchips, such as NAND Flash and DRAM, that store information. Also refers to companies that manufacture such chips.
N
NAND	A binary logical operator that gives an output when it receives one or no input; a composite of ‘NOT AND’
NASDAQ	NASDAQ Stock Market LLC
NXE	The original TWINSCAN system platform for EUV lithography
NXT	An enhanced version of the original TWINSCAN system platform offering significantly improved overlay and productivity
O
OCI	Other comprehensive income
R
R&D	Research and development
S
SG&A	Selling, general and administrative
U
US GAAP	Generally accepted accounting principles in the United States of America
W
Website	www.asml.com

ASML Statutory Interim Report 2021